July 24, 2011

Attn. Mr. Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance
U.S. Securities & Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:          Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2010
Filed: June 28, 2011
File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd. (the "Company"), in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 20-F”).

Our numbered responses below correlate to the numbers in Staff comment letter dated July 8, 2011.

In our response, reference to "Financial Statements" means the consolidated annual financial statements of the Company for the year ended December 31, 2010 as included in the Company's 2010 20-F.

1.	In response to Staff’s comment, the Company will amend the 2010 20-F to include an opinion of Estudio Urien & Asociados, in compliance with PCAOB Auditing Standard No. 5.

2.
In response to Staff's comment, the accountants' opinion as filed with the 2010 20-F mistakenly included the words "February 11, 2010" which will be omitted from the revised opinion to be filed by the Company in its amendment of the 2010 20-F.

3.
In response to Staff's comment, the Company has determined that the provisions of ASC Topic 605-25, “Multiple Element Arrangements” (ASC Topic 605-25) are only applied to stolen vehicle recovery services (SVR services) in Brazil. The Company’s wholly owned subsidiary, Ituran Sistemas de Monitoramento Ltda. (Ituran Brazil), has recently (commencing 2009 ) changed its marketing method and now focuses on lending rather than selling of automatic vehicle location (AVL) end-units to its customers. Ituran Brazil aims to achieve contractually binding arrangements for a pre-defined minimum period that will ensure a steady revenues stream of SVR services subscription fees.

As a result, the AVL end-units, which remain the property of Company, are only lent to the customers (mostly insurance companies but also to clients in the private market) for a minimum pre-defined SVR service period (usually 24 months). In connection with such transactions, the Company, using local installers working on its behalf, installs the AVL end-units in the customer vehicles and thereafter provides the SVR services for the abovementioned periods. At the end of the SVR service period, Ituran Brazil uninstalls the end-unit and subsequently reinstalls it in a vehicle of another customer.

Due to the fact that the transactions include two different deliverables (i.e. installation services and SVR services) within a single contractually binding arrangement, Ituran Brazil considered the provisions of ASC Topic 605-25. Ituran Brazil has determined that the installation services do not have a standalone value to the customer for the following reasons:

3.1.	The installation services of the end-units are not sold separately by any vendor (including Ituran Brazil); and

3.2.
The customer cannot resell the delivered item (the installation services) due to the fact that the end-unit remains the property of Ituran Brazil, and the clients are required to return it at the end of the subscription period.

Due to the above, the installation services are not considered a separate unit of accounting and therefore, the two deliverables are accounted for revenue recognition purposes as a single unit of accounting and accordingly, the entire contract fee is recognized ratably on a straight-line basis over the subscription period.

As described in Note 1Y to the Financial Statements, the Company incurs direct installation expenses at the inception of the subscription arrangements in Brazil. These costs, which include the amounts that Ituran Brazil is required to pay to the installers of the end-units, are essential for the provision of the SVR services. In accordance with common practice in US GAAP, such costs may be expensed as incurred or capitalized. Once an entity has elected an accounting policy for such costs (i.e., expense or capitalize), it must consistently follow that method throughout its business or product lines for all similar costs. In addition, an entity that chooses to apply capitalization of costs as its accounting policy is required to evaluate any capitalized costs for realization.

The Company has elected to capitalize the direct installation costs as its accounting policy. All such deferred costs are determined to be realizable due to the fact that the customers are required to perform under a contractually binding arrangement for a minimum period (usually 24 months) for which the Company has clearly determined that the minimum contractual net margin of each arrangement (or each particular specific customer) is higher than the capitalized installation costs. It should also be emphasized that in the event of termination of the arrangement by the customer within the minimum SVR service period, the Company would be entitled to receive cancelation fee that is also higher than the capitalized installation costs.

The abovementioned accounting policy is in accordance with ASC Topic 605-25 (Revenue Recognition - multiple-element arrangements), ASC Topic 340 - 10 (Other Assets and Deferred Costs - Overall) and Staff Accounting Bulletin No. 104.

4.
In response to Staff's comment, as mentioned in Note 1A2 (Functional currency and translation to the reporting currency) to the Financial Statements, the functional currency of the Company and its Israeli subsidiaries is the New Israeli Shekel. Accordingly, the Financial Statements are translated into U.S. dollars in accordance with the standards of the Financial Accounting Standards Board ("FASB").  Accordingly, assets and liabilities are translated from local currencies to U.S. dollars using yearend exchange rates, and income and expense items are translated at average exchange rates during the year. Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reflected in equity, under “accumulated other comprehensive income (loss)”.

In its decision (received by the Company on June 19, 2011), the Israeli district court ordered the Company to pay Leonardo the sum of approximately NIS 78.7 million (approximately US$ 22.7 based on the US dollar-NIS exchange rate on June 19, 2011) which amount is denominated in New Israeli Shekels.

In view of the above, on the date of the publishing our press release on form 6-K (the "Press Release") (the results of the court decision were translated into US dollars, based on the current exchange rate as of that date (i.e. June 20, 2011), whereas the translation of the amount ordered by the court to be paid to Leonardo into US Dollars as appearing in the Financial Statements was based on the exchange rate which the Company used for the presentation of the Financial Statements.  Therefore, the difference between the amounts stated in the Financial Statements and the Press Release (i.e. between US$ 14.7 million and US$ 16.8 million, respectively), stems from applying different US dollar-NIS exchange rates as discussed above.

In addition, the difference between the amount of damages to be paid that was mentioned in the Press Release (US$ 22.7 million) and the liability amount in the balance sheet in respect of the court judgment (US$ 21.8 million), is due to the following:

A.
The balance of the liability in respect of Leonardo as appearing in the Financial Statements does not include legal costs in the sum of approximately US$350,000, ordered by the court, which were included in the amount reported in the Press Release.  In the Financial Statements, the liability in respect of legal costs was classified within the balance of "other current liabilities".

B.
The difference between the exchange rate of the US dollar on the basis of which the liability was translated, i.e. the current exchange rate on the reporting date of the Press Release (June 20, 2011), and yearend exchange rate.

Finally, the difference between the past period capital notes amount of $5.9 million and the amount of the liability in the balance sheet in respect of the Leonardo (US$ 21.8 million), is due to the following:

A.	An expense amount of $14.7 million

B.	Less, an amount of approximately US$ 350 thousand relating to legal costs (as stated above, this amount was presented in "other current liabilities" a in the balance sheet).

C.	The effect of using different exchange rates on the date of the Press Release and in the Financial Statements as described above (which difference amounts to approximately $1.5 million).

5.
In response to Staff's comment, please note that with respect to legal claims described in Note 12 paragraphs A.3, A.5 and A.6 of the Company's consolidated financial statements for the year ended December 31, 2010 (and similar descriptions made on pages 59-60 of the 2010 20-F), Following discussions held between our management and our legal counsels, representing us in such claims, management relied on legal counsel's opinion in determining the merits of the claims filed against the Company.

Company believes that the current wording on pages 59-60 of the 2010 20-F in this respect, namely, "We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us…Based on the legal advice obtained by our subsidiary, we believe that the claim by the State Revenue Services is without merit….", is supportive of the above.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346 or by facsimile +972-3-557-1327.

Sincerely,

Eli Kamer
Chief Financial Officer
Ituran Location and Control Ltd.